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Jonathan D. Bobinger TEL: 713.229.1352 FAX: 713.229.2752 jonathan.bobinger@bakerbotts.com

June 8, 2015

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Division of Corporation Finance

Attention:	Mara L. Ransom Assistant Director

Re:	8point3 Energy Partners LP (the “Partnership”) Registration Statement on Form S-1 File No. 333-202634

Dear Ms. Ransom:

This letter relates to the Partnership’s Registration Statement on Form S-1, as amended through Amendment No. 3 filed on June 4, 2015. On behalf of the Partnership, we hereby provide the following proposed price range, share and unit number information to be included in the Partnership’s preliminary prospectus (the “Preliminary Prospectus”) relating to the Partnership’s proposed initial public offering (the “Offering”) for the Commission’s review. Such Preliminary Prospectus will state that the initial offering price to the public of the Partnership’s Class A shares (the “Class A shares”) is expected to be between $19.00 and $21.00 per Class A share, based on 20,000,000 Class A shares offered to the public in connection with the Offering. As requested by the Commission, please find enclosed the relevant sections of the Registration Statement updated to reflect the price range and unit number information, all of which we expect to include in an amendment to the Registration Statement to be filed shortly. Please note that in connection with the filing of such amendment, the Partnership will pay the required additional filing fee for the maximum offering size contemplated by the proposed Offering.

To the extent that you have any questions regarding this letter, please do not hesitate to contact the undersigned at 713.229.1352 or Joshua Davidson of this office at 713.229.1527. Thank you for your attention to the matter.

Very truly yours,

BAKER BOTTS L.L.P.

By:	/s/ Jonathan D. Bobinger
Jonathan D. Bobinger

Enclosure